November 4, 2011

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Registration Statement on Form S-3

Filed October 7, 2011

File No. 333-177217

Dear Ms. Hayes:

On behalf of SWS Group, Inc. (the “Company”), reference is made to the comment letter dated October 19, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, filed on October 7, 2011 (the “Registration Statement”). We have reviewed the Comment Letter with the Company and the following is the Company’s response to the Comment Letter.

The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Contemporaneously with the filing of this letter, the Company has filed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Form S-3 Amendment”).

Registration Statement on Form S-3, filed on October 7, 2011

General

1.	We note that you are registering the sale of 17,391,304 shares of common stock and that as of September 19, 2011 you had 32,539,020 shares of common stock outstanding. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security

Haynes and Boone, LLP

Attorneys and Counselors

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7672

Phone: 214.651.5000

Fax: 214.651.5940

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the Company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the Company, including an analysis of whether the selling shareholder is an affiliate of the Company;

•	Any relationship among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the Company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the Series A Preferred Stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

I. Background

On July 29, 2011, the Company entered into a Credit Agreement (the “Credit Agreement”) with Hilltop Holdings Inc. (“Hilltop”), Oak Hill Capital Partners III, L.P. (“OHCP”) and Oak Hill Capital Management Partners III, L.P. (“OHCMP” and, together with OHCP, “Oak Hill” and, collectively with Hilltop, the “Selling Stockholders”).

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

The Credit Agreement provides for an unsecured, non-convertible term loan of $100.0 million in the aggregate. Loans under the Credit Agreement accrue interest at a rate of 8% per annum, and the Credit Agreement matures on July 28, 2016.

In connection with the loans made by the Selling Stockholders under the Credit Agreement, on July 29, 2011, the Company issued a warrant to Hilltop to purchase up to 8,695,652 shares of common stock (and in certain cases described below, shares of Non-Voting Perpetual Participating Preferred Stock, Series A (the “Series A Preferred Stock”)), a warrant to OHCP to purchase up to 8,419,148 shares of common stock (and in certain cases described below, shares of Series A Preferred Stock) and a warrant to OHCMP to purchase up to 276,504 shares of common stock (and in certain cases described below, shares of Series A Preferred Stock). Other than the issuance of the loans under the Credit Agreement, the Company did not receive any separate consideration for the issuance of the warrants. The 17,391,304 shares of common stock underlying the warrants are registered for resale pursuant to the Registration Statement.

The warrants have a fixed exercise price of $5.75 per share. The exercise price of the warrants was 26% higher than the closing price of the common stock on the date of filing of the Registration Statement ($4.56 per share) and 6% higher than the closing price of the common stock on the date of issuance of the warrants ($5.45 per share). Assuming the warrants are exercised in full prior to the expiration of their five year term, the shares of common stock issuable upon exercise of the warrants would represent approximately 34.8% of the outstanding shares of common stock—i.e., 17,391,304 shares out of 49,930,045 total shares.

On July 29, 2011, the Company also entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Selling Stockholders. Pursuant to the Investor Rights Agreement, each Selling Stockholder was granted the right to designate one representative to the Company’s board of directors for so long as that Selling Stockholder continues to beneficially own 9.9% of the Company’s outstanding common stock. Effective July 29, 2011, the Company’s board of directors appointed Mr. Gerald J. Ford and Mr. J. Taylor Crandall to serve as directors and the designated representatives of Hilltop and Oak Hill, respectively. In addition, the Investor Rights Agreement provides that the Company will register the 17,391,304 shares of common stock underlying the warrants for resale.

At the time of filing of the Registration Statement, the Company had 28,803,812 outstanding shares of common stock held by non-affiliates, and the closing price of the Company’s common stock on the New York Stock Exchange was $5.91 per share on September 16, 2011, which was within the 60 day look-back period provided in the instruction to General

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

Instruction I.B.1 of Form S-3. Please note further that none of the shares of common stock being registered for resale are currently outstanding nor are they included in the 28,803,812 outstanding share number. The shares of common stock underlying the warrants represents 60.4% of the Company’s current non-affiliate float.

Further, no shares of Series A Preferred Stock are currently issued or outstanding. The Company would only issue shares of Series A Preferred Stock, which do not vote with the common stock, upon the exercise of the warrants if it would be necessary to prevent a Selling Stockholder from owning or being deemed to own shares of the Company’s common stock in excess of the “Ownership Limit” provided in the warrants. The “Ownership Limit” is 24.9% of any class of securities of the Company or such level that the Selling Stockholder reasonably determines would prevent them being deemed to control the Company for purposes of the federal banking laws and regulations specified in the warrants (the “Banking Laws”).

Because each share of Series A Preferred Stock would be issued in lieu of 1,000 shares of common stock and the shares of Series A Preferred Stock have a fixed conversion ratio of one share for 1,000 shares of common stock, the shares of Series A Preferred Stock would not increase a Selling Stockholder’s ownership of the Company. Each share of Series A Preferred Stock would automatically convert into shares of common stock once the Selling Stockholder transferred the shares of Series A Preferred Stock to a non-affiliate of the Selling Stockholder. Other than preventing the Selling Stockholder from being deemed to control the Company for purposes of the Banking Laws, the shares of Series A Preferred Stock would not have any substantive effect on the transaction.

For more information on the transactions pursuant to which the warrants were issued, please see the section of the Form S-3 Amendment entitled “Selling Stockholders,” the Company’s Form 8-K filed on August 1, 2011, which is incorporated by reference in the Form S-3 Amendment, and the Company’s definitive proxy statement filed on April 8, 2011.

II.	About the Selling Stockholders

Hilltop is a public holding company that has substantial cash to pursue transactions and is seeking opportunities, particularly in the financial services industry. Hilltop has investment professionals with extensive experience in the financial services industry. For example, Hilltop’s Chairman, Gerald J. Ford, is one of the nation’s most accomplished financial services executives. Mr. Ford served as the Chairman and Chief Executive Officer of Golden State Bancorp, Inc. until its sale to Citigroup in 2002 for $5.8 billion. At the time of its sale, Golden State Bancorp, Inc. was the third largest thrift in the United States with approximately $54 billion in assets and 355 branches. In addition, Hilltop has a history of making long term investments in its target companies.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

Since January 2007, Hilltop has owned NLASCO, Inc., a company that specializes in providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States.

Oak Hill is a private equity firm with more than $8.2 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Robert M. Bass is the lead investor. Over a period of more than 24 years, the professionals at Oak Hill and its predecessors have invested in more than 60 significant private equity transactions. Oak Hill invests primarily in middle market companies with strong fundamentals, favorable competitive positions, attractive growth prospects and superior management teams. Oak Hill adheres to a value oriented, risk adjusted investment approach that emphasizes a disciplined long-term investment process, with specialization in the business and financial services industries. Oak Hill is one of several partnerships, each of which has a dedicated and independent management team. These Oak Hill partnerships comprise over $30 billion of investment capital across multiple asset classes.

III.	Eligibility to Conduct a Primary Offering on Form S-3

We respectfully disagree that the Company is not eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3, which is the requirement that the issuer have a non-affiliate market capitalization of at least $75.0 million. On October 7, 2011, the date of filing the Form S-3, the Company had a non-affiliate market capitalization of $170.2 million (i.e., 28,803,812 shares multiplied by $5.91 per share). For purposes of this calculation, the Company considers executive officers, directors and 10% or greater stockholders to be affiliates of the Company.

IV.	Rule 415(a)(1)(i) Analysis

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. All the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) the shares of common stock will be offered or sold solely by stockholders of the Company and not by the Company and (ii) none of the stockholders is acting on behalf of the Company. As a result, we respectfully submit that the resale of up 17,391,304 shares of common stock to be issued upon the exercise of warrants is a secondary offering and not a primary offering on behalf of the Company.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

As part of this analysis, we have reviewed the Staff’s guidance in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 on distinguishing whether an offering styled as a secondary offering is really on behalf of the issuer. This guidance states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added).

We have analyzed these factors together with the other factors listed by the Staff in the Comment Letter, and believe that this analysis provides confirmation that the sale of common stock being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The following is a summary of our analysis of these factors.

(1) How long the Selling Stockholders have beneficially owned the common stock.

The Selling Stockholders have owned the warrants since July 29, 2011. Since the date of acquisition, none of the Selling Stockholders has sold or exercised any of the warrants. The Selling Stockholders have been subject to the full economic and market risks since the date of acquisition of the warrants, with no assurance that the market price of the common stock will rise and remain above the exercise price of the warrants prior to expiration.

(2) The circumstances under which the Selling Stockholders acquired the shares.

The Selling Stockholders received the warrants on July 29, 2011 in connection with making a $100.0 million unsecured, non-convertible term loan to the Company. On the date of issuance of the warrants, the exercise price of the warrants was 6% higher than the closing price of the common stock on the New York Stock Exchange. No shares of common stock or Series A Preferred Stock have been issued to the Selling Stockholders as of the date of this letter.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

(3) The Selling Stockholders’ relationships to the issuer.

None of the Selling Stockholders had any material relationships with the Company prior to the loan transaction. As of the date of filing the Registration Statement, Hilltop beneficially owned approximately 22.0% of the Company’s common stock (including shares underlying the warrant), had a designee on the Company’s board of directors, had an observer on the Company’s board of directors and had loaned the Company $50.0 million. As of the date of filing the Registration Statement, Oak Hill beneficially owned approximately 21.1% of the Company’s common stock (including shares underlying the warrants), had a designee on the Company’s board of directors, had an observer on the Company’s board of directors and had loaned the Company $50.0 million. As a result of these relationships, the Company believes that each of the Selling Stockholders is an affiliate of the Company.

(4) The amount of shares involved.

As of the date of filing the Registration Statement, the Company had 32,538,741 shares of common stock outstanding, of which 28,803,812 shares were held by persons other than Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders. The Company is registering 17,391,304 shares of common stock issuable upon the exercise of warrants (or in certain limited circumstances, the conversion of shares of Series A Preferred Stock) for resale pursuant to the Registration Statement, which represents 34.8% of the outstanding shares of common stock assuming that the warrants are exercised in full by each of the Selling Stockholders (i.e., 17,391,304 shares out of 49,930,045 total shares) and 60.4% of the Company’s non-affiliate float (i.e., 17,391,304 shares divided by 28,803,812 shares). None of the shares of common stock being registered for resale are currently outstanding, nor are they included in the amount outstanding.

(5) Whether the Selling Stockholders are in the business of underwriting securities.

None of the Selling Stockholders are in the business of underwriting securities. Based on information provided to the Company, none of the Selling Stockholders (excluding their beneficial ownership of the Company, which has a broker-dealer subsidiary) are broker-dealers or affiliates of broker-dealers engaged in the business of underwriting securities.

(6) Whether, under all the circumstances, it appears that the Selling Stockholders are acting as a conduit for the issuer.

None of the Selling Stockholders is acting as a conduit for the Company. Each of the Selling Stockholders are investors in the Company and made an independent investment decision to enter into the Credit Agreement with the Company and acquire warrants that are exercisable for shares of common stock.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

The Credit Agreement and the issuance of the warrants were negotiated at arm’s length terms with immediate and continuing economic and market risk. The Selling Stockholders negotiated to receive preemptive rights to maintain their ownership in the Company and agreed to no liquidated damages for any delays in the registration of the shares of common stock pursuant to the Registration Statement. Moreover, if the Selling Stockholders were to sell the shares of common stock registered pursuant to the Registration Statement they would receive all proceeds therefrom.

(7) The number of Selling Stockholders and the percentage of the overall offering made by each stockholder.

As described in the Registration Statement, there are three Selling Stockholders. As of the date of filing the Registration Statement, the Company had 32,538,741 shares of common stock outstanding. The Company is registering 17,391,304 shares of common stock for the Selling Stockholders that are issuable upon the exercise of warrants (or in certain limited circumstances, the conversion of shares of Series A Preferred Stock).

Assuming the warrants are exercised in full for each of the Selling Stockholders, the percentage of the overall offering made by each Selling Stockholders is set forth below.

Selling Stockholder	Common Stock Being Offered	Percentage of Overall Offering
Hilltop Holdings Inc.	8,695,652	50.0%
Oak Hill Capital Partners III, L.P.	8,419,148	48.4%
Oak Hill Capital Management Partners III, L.P.	276,504	1.6%

(8) The date on which and the manner in which each Selling Stockholder received the shares and/or the overlying securities.

See the Company’s response to Comment 1 as set forth in paragraph IV.(2) above.

(9) The relationship of each Selling Stockholder with the Company, including an analysis of whether the Selling Stockholder is an affiliate of the Company.

See the Company’s response to Comment 1 as set forth in paragraph IV.(3) above.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

(10) Any relationships among the Selling Stockholders.

As disclosed in the footnotes to the selling stockholder table in the Registration Statement, OHCP and OHCMP are controlled by the same parent entities and control persons. The Company is not aware of any other relationships among the Selling Stockholders.

(11) The dollar value of the shares registered in relation to the proceeds that the Company received from the Selling Stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Selling Stockholders and/or their affiliates in fees or other payments.

The Company is registering 17,391,304 shares of common stock for the Selling Stockholders that are issuable upon the exercise of warrants (or in certain limited circumstances, the conversion of shares of Series A Preferred Stock). Based on the closing price of the Company’s common stock of $4.56 on the date of the filing of the Registration Statement, October 7, 2011, the dollar aggregate value of the shares being registered was approximately $79.3 million. Based on the closing price of the Company’s common stock of $5.45 on the date of the acquisition of the warrants, July 29, 2011, the dollar value of the shares being registered was approximately $94.8 million.

The Company issued the warrants in connection with a loan made by the Selling Stockholders under the Credit Agreement. The Company borrowed $100.0 million from the Selling Stockholders under a five-year unsecured, non-convertible term loan pursuant to the Credit Agreement. The warrants have an exercise price of $5.75 per share, and upon the exercise of the warrants in full, the Company would receive gross proceeds of $100.0 million.

(12) The discount at which the stockholders will purchase the common stock underlying the Series A Preferred Stock (or any related security, such as a warrant or option) upon conversion or exercise.

The shares of common stock being registered are issuable pursuant to the exercise of warrants (or in certain limited circumstances, the conversion of shares of Series A Preferred Stock) with a fixed exercise price of $5.75 per share. At the time of issuance, the exercise price of the warrants was approximately a 6% premium to the closing price per share on the New York Stock Exchange ($5.45). As of the filing date of the Registration Statement, the exercise price was approximately a 26% premium to the closing price per share on the New York Stock Exchange ($4.56).

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

No shares of Series A Preferred Stock are currently issued or outstanding. The Company would only issue shares of the Series A Preferred Stock upon the exercise of the warrants if it is necessary to prevent the Selling Stockholder from being deemed to control the Company for purposes of the Banking Laws. Each share of Series A Preferred Stock would be issued in lieu of 1,000 shares of common stock and would not increase the Selling Stockholder’s ownership of the Company.

In addition, the warrants and shares of Series A Preferred Stock do not contain any abusive anti-dilution or adjustment provisions. The exercise price of the warrants and conversion ratio of the Series A Preferred Stock are adjusted in the event of fundamental corporate events such as stock splits, dividends and combinations, certain debt or asset distributions and certain tender offers and exchange offers. In addition, the warrants have a weighted average anti-dilution adjustment for the Company’s issuance of common stock at less than 90% of the market price of the common stock on the date prior to the pricing of such shares.

(13) Whether or not any of the Selling Stockholders is in the business of buying and selling securities.

While OHCP, OHCMP and their affiliates are investment funds principally engaged in the business of investments in securities, each of the Selling Stockholders represented to the Company that it was making an investment decision for its own account and not with a view toward resale or distribution. Moreover, none of the Selling Stockholders are broker-dealers that are principally engaged in the business of underwriting securities.

During the time period since the date of acquisition, none of the Selling Stockholders has sold any of the warrants or shares of common stock issuable upon the exercise of warrants. The Selling Stockholders have been subject to the full market risk associated with the price of the Company’s common stock, with no assurance that the warrants will ever be in the money.

V.	Conclusion

The totality of the facts and circumstances surrounding this offering demonstrate that the Selling Stockholders are not acting as underwriters or conduits for the Company. Rather, they are acting for their own account as investors in an arms-length transaction with the Company. While the amount of shares registered for resale by the Registration Statement represents 60.4% of the 28,803,812 shares of common stock held by non-affiliates as of the date of filing of the Registration Statement and while each of the Selling Stockholders is an affiliate of the Company, we respectfully submit these facts are not dispositive of the issue and are outweighed by the following factors:

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

•

The exercise price of the warrants on the date of issuance of the warrants and on the date of filing of the Registration Statement exceeded the market price of the common stock and since the acquisition of the warrants, the closing price of the Company’s common stock has only exceeded the exercise price of the warrants on brief occasions. The Selling Stockholders are bearing the market risk that the warrants will expire out of the money and unexercised. Neither the warrants nor the Series A Preferred Stock contain provisions that eliminate the market risk of the Selling Stockholders. If the Selling Stockholders had acquired the warrants with the view toward a distribution like an underwriter, they would have likely required a discount to the market price of the common stock or at least a mechanism to assure them of a profit regardless of the movement in the price of the common stock;

•

The Selling Stockholders are committing significant time and resources to the Company through participation on the Company’s board of directors, which is consistent with their historical long-term investment horizons, rather than the short-term horizon of an underwriter;

•

The actions of the Selling Stockholders in connection with their investment in the Company demonstrates their long-term investment intent. The Selling Stockholders negotiated for preemptive rights to maintain their ownership in the Company over time. The Selling Stockholders did not seek liquidated damages for failure to obtain resale registration within a short period of time. The Selling Stockholders sought positions on the Company’s board of directors and observer rights. In fact, none of the actions of the Selling Stockholders could be construed as an attempt to quickly liquidate their investment in the Company in a short period of time at a guaranteed profit as an underwriter would;

•

The Company’s average trading volume over the last three months is approximately 170,000 shares of common stock per day, which demonstrates that the Selling Stockholders do not have the ability to quickly liquidate their investment and that the Selling Stockholders’ significant investment in the Company is of a long-term, rather than short-term nature;

•

The Selling Stockholders have a history of making long-term investments in companies in the financial services industries and adding value to those companies and do not have a history of underwriting securities;

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

•

Each of the Selling Stockholders’ investments in the Company are subject to short swing profit liability under Section 16 of the Securities Exchange Act of 1934, as amended, and the Selling Stockholders could not sell the shares of common stock underlying the warrants prior to January 28, 2012 at the earliest without having to disgorge their profits as “short swing profits”;

•	Hilltop acquired 357,400 additional shares of the Company’s common stock in open market transactions subsequent to its initial investment in the Company further evidencing its investment intent;

•

The number of shares underlying the warrants as a percentage of the Company’s non-affiliate float is not representative of a primary offering by the Company nor the Selling Stockholders acting as underwriters, but is indicative of the Company’s depressed stock price due to loan losses at the Company’s bank subsidiary and the need to raise $100.0 million of capital to strengthen the capital ratios of the Company’s bank subsidiary;

•

Giving undue weight to the amount of the shares being registered relative to the size of the non-affiliate float would over-emphasize the importance of one factor in the facts and circumstances analysis to the exclusion of other factors; and

•	Policy considerations support allowing small and medium sized companies to raise capital in private transactions and permit the resale of the shares pursuant to a registered offering.

On the basis of the foregoing, we respectfully request the Staff not to impose an arbitrary limit on the number of shares registered for resale by the Selling Stockholders under the Registration Statement and to permit the registration of the shares underlying the warrants in full on the Registration Statement in accordance with Rule 415(a)(1)(i).

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Series A Preferred Stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Series A Preferred Stock).

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

Response:

As disclosed in the Registration Statement, the Company has not sold any shares of Series A Preferred Stock. The 17,391,304 shares of common stock registered for resale pursuant to the Registration Statement are issuable pursuant to outstanding warrants that have an exercise price of $5.75 per share. On July 29, 2011, the date of issuance of the warrants, the 17,391,304 shares of common stock underlying the warrants had a value of $94.8 million, based on the closing price of the Company’s common stock on the New York Stock Exchange. On July 29, 2011, the date of issuance of the warrants, the aggregate exercise price of the warrants was $100.0 million.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Series A Preferred Stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the Series A Preferred Stock.

Response:

As disclosed in the Registration Statement, the Company has entered into a Credit Agreement with the Selling Stockholders that provides for an unsecured, non-convertible term loan of $100.0 million in the aggregate. Loans under the Credit Agreement accrue interest at a rate of 8% per annum, and the Credit Agreement matures on July 28, 2016. The Company is required to pay interest four times a year as well as principal under the Credit Agreement. On October 11, 2011, the Company had borrowed an aggregate of $100.0 million in principal under the Credit Agreement and paid no principal and $1.4 million in interest. In addition, in connection with the transactions contemplated by the Credit Agreement, the Company paid the Selling Stockholders $1.0 million as reimbursement for due diligence expenses and legal fees. The following table summarizes these payments. The Registration Statement has been revised to disclose these payments under the heading “Selling Stockholders.”

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

	Hilltop	Oak Hill
Reimbursement of due diligence expenses and legal fees	$500,000	$500,000
Payments of interest as of October 11, 2011	$677,778	$677,778

In addition, each of the Selling Stockholders has appointed a representative to the Company’s board of directors. Each of these representatives receives standard non-employee director compensation for serving as a member of the Company’s board of directors.

Because the Company has not sold any shares of Series A Preferred Stock, we do not believe that the remainder of this comment is applicable to the Registration Statement.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the Series A Preferred Stock, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the Series A Preferred Stock on the date of the sale of the Series A Preferred Stock;

•	the conversion price per share of the underlying securities on the date of the sale of the Series A Preferred Stock, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the Series A Preferred Stock; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Series A Preferred Stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the Series A Preferred Stock (assuming no interest payments and complete conversion throughout the term of the Series A Preferred Stock);

•

the combined market price of the total number of shares underlying the Series A Preferred Stock, calculated by using the market price per share on the date of the sale of the Series A Preferred Stock and the total possible shares underlying the Series A Preferred Stock;

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the Series A Preferred Stock calculated by using the conversion price on the date of the sale of the Series A Preferred Stock and the total possible number of shares the selling shareholder may receive; and

•

the total possible discount to the market price as of the date of the sale of the Series A Preferred Stock, calculated by subtracting the total conversion price on the date of the sale of the Series A Preferred Stock from the combined market price of the total number of shares underlying the Series A Preferred Stock on that date.

If there are provisions in the Series A Preferred Stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

As disclosed in the Registration Statement, the Company has not sold any shares of Series A Preferred Stock. If any shares of Series A Preferred Stock are issued, the Series A Preferred Stock will be convertible into shares of common stock at a fixed conversion ratio of 1,000 shares of common stock for each share of Series A Preferred Stock outstanding, subject to standard anti-dilution adjustments for extraordinary corporate transactions, such as stock splits, dividends and combinations, the issuance of stock purchase rights, debt or asset distributions (including cash), tender offers or exchange offers and entry into a shareholder rights plan. Because the Company has not sold any shares of Series A Preferred Stock and the Series A Preferred Stock does not have a “conversion discount,” we do not believe the remainder of this comment is applicable to the Registration Statement.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Other than the warrants, the Selling Stockholders do not own any other convertible securities of the Company. The warrants held by the Selling Stockholders are convertible into 17,391,304 shares of common stock of the Company. The warrants have a fixed exercise price of

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

$5.75 per share, subject to standard anti-dilution adjustments for extraordinary corporate transactions, such as stock splits, dividends and combinations, the issuance of stock purchase rights, debt or asset distributions (including cash), tender offers or exchange offers and entry into certain business combinations. In addition, the warrants have a weighted average anti-dilution adjustment for the Company’s issuance of common stock at less than 90% of the market price of the common stock on the date prior to the pricing of such shares. Because the Company has not sold any shares of common stock pursuant to the exercise of warrants, we do not believe that the remainder of this comment is applicable to the Registration Statement.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the Series A Preferred Stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Series A Preferred Stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the Series A Preferred Stock as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the Series A Preferred Stock, as well as the amount of that resulting percentage averaged over the term of the Series A Preferred Stock.

Response:

Because the Company has not sold any shares of Series A Preferred Stock and neither the warrants nor the Series A Preferred Stock have a “conversion discount,” we do not believe this comment is applicable to the Registration Statement.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Other than the issuance of the warrants to the Selling Stockholders, the Company has not engaged in any prior securities transactions with the Selling Stockholders, any affiliates of the Selling Stockholders or any person with whom the Selling Stockholders has a contractual relationship.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the Series A Preferred Stock transaction that are held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

As of the date of filing the Registration Statement, the Company had 28,803,812 shares of common stock outstanding that were held by persons other than Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.

Other than the Registration Statement, the Company has not registered any shares of common stock for resale by the Selling Stockholders or affiliates of the Selling Stockholders. As a result, no shares of the Company’s common stock have been sold in registered resale transactions by the Selling Stockholders or affiliates of the Selling Stockholders.

As disclosed in the Registration Statement, the Company is registering 17,391,304 shares of common stock for the Selling Stockholders that are issuable upon the exercise of warrants (or in certain limited circumstances, the conversion of shares of Series A Preferred Stock) under the Registration Statement. These shares of common stock continue to be beneficially owned by the Selling Stockholders and their affiliates.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether—based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the Company’s common stock and, if any of the selling shareholders have an existing short position in the Company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Series A Preferred Stock transaction and the filing of the registration statement (e.g., before or after the announcement of the Series A Preferred Stock transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Based on information provided by the Selling Stockholders, no Selling Stockholder has an existing short position in the Company’s common stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series A Preferred Stock; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series A Preferred Stock.

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

If it is your view that such a description of the relationship and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

We believe that a materially complete description of the relationship and arrangements among the Selling Stockholders and the Company is contained in, or incorporated by reference into, the prospectus and that all material agreements among the Selling Stockholders and the Company are incorporated by reference into the Registration Statement.

Exhibit 5.1 Opinion of Haynes and Boone, LLP

11.	We note that counsel has assumed that “at the time of any exercise of warrants or the conversion of shares of Series A Preferred Stock into shares of Common Stock, the Company will have authorized, created and available for issuance such number of shares of Common Stock as needed for such exercise or conversion.” It is not appropriate to assume that a sufficient number of shares of Common Stock will be available. Please re-file an opinion of counsel without this assumption.

Response:

We have re-filed our opinion as Exhibit 5.1 in the Form S-3 Amendment. The opinion has been revised in accordance with this comment to remove the assumption that a sufficient number of shares of common stock will be available for issuance.

*  *  *  *   *

Ms. Suzanne Hayes

Assistant Director

November 4, 2011

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 651-5969 at your convenience.

Very truly yours,

/s/ Darrel A. Rice

Darrel A. Rice Haynes and Boone, LLP

cc:	Allen R. Tubb, SWS Group, Inc.
Garrett A. DeVries, Haynes and Boone, LLP